                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Following are the texts of internal Q&A's which have been posted on Compaq's internal intranet:

                            NEW QUESTIONS AND ANSWERS

Q71. THE RECENT PROMOTIONS OF SENIOR MANAGEMENT AND REPORTS OF LARGE MONETARY BENEFITS FOR EXECUTIVES ARE CAUSING SOME CYNICISM IN THE WORKFORCE. HOW CAN WE ADDRESS THESE CONCERNS?

A: Actually, the promotions of these three senior managers had been discussed with members of the HR Committee of the Board of Directors in July. We decided to hold off on announcing them until each person had been notified. Then, unfortunately, the subsequent series of events necessitated that we delay the announcement further; and afterward there never was any particularly appropriate time to release it.
So we decided to make the announcement when we did as a signal that we were getting back to business-as-usual outside of the merger; that the normal promotional process will continue throughout the organization. They were doing the job, and it is right that they have the title.

Q72. THE MERGER SEEMS TO DOUBLE THE SIZE OF OUR PC COMMODITY HOLDINGS. THIS SEEMS AT ODDS WITH OUR STRATEGY. CAN YOU RECONCILE THIS PERCEIVED DISCONNECT?

A: As a result of this deal, we may become the number one PC manufacturer in the industry. This would give us a very good negotiating position with our suppliers, achieving cost savings that we'll be able to pass on to our customers and reinvest in the company to develop more innovative, more compelling, more useful products.
There are benefits of being the number one PC manufacturer to both the new company and our customers. These include:

o Increased negotiating power with suppliers, which translates into cost savings that can be passed along to our customers.

o Increased ability to influence future product development and promote customer concerns with powerhouses Intel and Microsoft.

o        Increased opportunities to sell related products: printers, PDA's, etc.

And we all recognize that the role PC's play in the office and in the home is changing. Being #1 means we've got the ability to lead this transition, to influence the direction it takes.

Q73.  WHAT STEPS ARE WE TAKING TO PROTECT OURSELVES AGAINST A HOSTILE BID?

A:   Compaq and HP have each put in place a Shareholder Rights Plan, which is available online. Our Shareholder Rights Plan is designed to enhance our Board's ability to negotiate with an acquirer on behalf of all the shareholders. This is a mechanism commonly put in place by merger parties, and can have a substantial dilution effect to a person or group that attempts to acquire Compaq without regard to the amount of rights being acquired. Accordingly, the existence of a rights plan may deter acquirers from making takeover proposals or tender offers. It is, however, not intended to prevent a takeover and is not a guarantee against a hostile bid by a third party.

Q74.  ARE WE CONSIDERING A STOCK BUYBACK?

A:   Following our announcement to merge with HP, Compaq's Board of Directors decided to resume its pre-existing stock repurchase program. The program was suspended during the negotiation of the Hewlett-Packard/Compaq merger agreement, which was announced on September 4, 2001. As of September 17th, approximately $550 million remained under the $1.0 billion program for the repurchase of Compaq common shares previously authorized by the Board of Directors.
"At current price levels, we believe Compaq's stock offers a tremendous investment opportunity for the company," said Michael Capellas, Chairman and Chief Executive Officer. "We are confident in the future of the American economy and the strong position that the combination of Hewlett-Packard and Compaq will hold."

                          UPDATED QUESTIONS AND ANSWERS

Q6.  WILL JOBS BE ELIMINATED AS A RESULT OF THIS MERGER?  HOW MANY?

A. Yes. Once the companies are combined, we will have over 145,000 employees. We estimate headcount reductions of approximately 15,000, or about 10 percent of the combined workforce. This will be achieved through targeted job reductions and attrition, phased in over 24 months after closing. We will be able to communicate greater detail regarding restructuring efforts as we engage in integration planning.

Q22.  DO WE EXPECT ANY ANTITRUST ISSUES?

A. We studied the regulatory requirements that must be satisfied in the U.S. and Europe before we announced the merger, and wouldn't have proceeded had we perceived any insurmountable problems. The two companies are largely complementary. With the synergies and customer benefits of this proposed transaction, we don't anticipate any antitrust issues that would prevent us from closing the transaction. We are committed to working with the appropriate agencies to address any questions they may have.

Q54.  WHAT WILL HAPPEN TO THE COMPAQ EMPLOYEE STOCK PURCHASE PLAN?

A. The plan remains in effect until the merger closes. The May 1, 2001-October 31, 2001 purchase period continues as planned. Enrollment for the November 1, 2001-April 30, 2002 stock purchase period is in October. If the merger closes during this or any purchase period, that purchase period will end on the date of closing. ESPP contributions you have made for that Purchase Period will be used to purchase Compaq stock, which will then be converted to HP stock using an exchange ratio defined in the merger agreement (shown in chart below). Teams representing both companies will be assembled globally to develop plans to transition employee compensation and benefits programs and policies as appropriate.

EXAMPLE CONVERSION

=============================================================================================================
Assuming the original Compaq option is for 1,000 shares at a price of $10.00:
=============================================================================================================

Number of converted HP stock        1,000 Compaq options x .6325 = 632 HP options (rounded down to the
options:                            nearest whole share)
=============================================================================================================
Converted HP stock option price:    $10.00 Compaq option price / .6325 = $15.82 (rounded up to the nearest whole penny)
=============================================================================================================
The converted HP stock option is for 632 shares with an option price of $15.82.
=============================================================================================================

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FORWARD LOOKING STATEMENT
This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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